Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-52409, 333-59013, 333-38808 and 333-133453 on Form S-8 and Registration Statement Nos. 33-57711 and 333-137320 on Form S-3 of our reports dated November 22, 2006, relating to the financial statements and financial statement schedule of New Jersey Resources Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board interpretation No. 47, Accounting for Conditional Asset Retirement Obligations), and relating to management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of New Jersey Resources Corporation for the year ended September 30, 2006.

/s/ Deloitte and Touche LLP
Parsippany, New Jersey

November 22, 2006